Exhibit 99.1

Puyi Announces Signing of First Supplementary Agreement to the Strategic Framework
Agreement with White Group and Changes to Its Board and Management

GUANGZHOU, China, February 20, 2024 (GLOBE NEWSWIRE) – Puyi Inc. (NASDAQ: PUYI) (“Puyi” or the “Company”), a leading third-party wealth management services provider in China, today announces the signing of first supplementary agreement (the “Agreement”) with Singapore White Group Pte. Ltd. (“White Group”) to the framework strategic agreement previously disclosed on February 2, 2024. Pursuant to the Agreement, both parties agree to the following matters:

1.	White Group intends to inject assets into Puyi aimed at assisting Puyi in driving its artificial intelligence development and international expansion by setting up new offices in Singapore, Vietnam, Europe, the United States and Hong Kong, allowing Puyi to initiate a new phase of strong growth and achieve the “Highest Performances”.

2.	White Group and its partnerships will invest up to US$500 million in Puyi through new share subscriptions.

3.	The main objective of both parties is to explore investments in various high-quality assets that can help Puyi drive its efforts in artificial intelligence development and better serve its clients, including:

A.	An AI Humanoid hardware manufacturer with multiple development facilities throughout the world, including China, Japan, the United States, and Europe. It has world-leading, medical-grade AI Humanoid robots that can be applied in various fields such as medical research, home care, and elderly care.

B.	A sports entertainment investment company that holds partnerships with major international sports events in China and globally, and ownership in intellectual properties of several prestigious international sport events in China.

In addition, the directors of the board of Puyi (the “Board”) welcomes Mr. Peh Chin Hua in joining the Board and being appointed as the Chairman of the Board with immediate effect. Mr. Yinan Hu has also been appointed to serve as Vice Chairman and Chief Executive Officer of Puyi. Mr. Ren Yong and Mr. Kong Youjie have resigned from the Board as Chairman and Co-Chairman respectively but will continue to serve as Directors on the Board. Mr. Ren has stepped down from the position of Chief Executive Officer of Puyi with other appointments to follow.

Mr. Peh Chin Hua, born in 1947, is a Singaporean entrepreneur and former Member of Parliament for 13 years. With 29 years of active contributions to Singapore’s social and political service, he received the National Day Public Service Medal. After retiring from politics in 2001, Mr. Peh earned an Executive MBA from NUS. He was formerly Managing Director of Shinglee Book Holdings, the founder and Executive Chairman of Dragonland Group, a listed company in Singapore, and the Vice Chairman of TFC Bank Holdings in the United States and Chairman of NTUC Seacare Holding Ltd.

As the founder and Executive Chairman of Singapore White Group, Mr. Peh has led numerous large-scale projects in major Chinese cities, focusing on real estate. His ventures aim to create affordable housing, develop ecological cities, and contribute to economic growth in China. Additionally, White Group has been investing in artificial intelligence technology projects with international companies across the USA, China, Europe and Asia Pacific.

Mr. Peh Chin Hua, Chairman of Puyi, commented, “Puyi has shown great growth potential as it initiates a new phase of development. Puyi intends to explore future capital markets opportunities to increase its exposure to a broad investor base and accelerate its global expansion.”

Commenting on the strategic cooperation, Mr. Yinan Hu, Vice Chairman and Chief Executive Officer of Puyi said, “I am very pleased to reach this agreement with White Group. The cooperation will accelerate our artificial intelligence development, enabling us to solidify and expand the depth and breadth of our services with the power of AI technology. Meanwhile, the engagement in prestigious international sports events will also contribute to elevating our brand recognition both domestically and globally, attracting a diverse and affluent audience, and fostering valuable connections for Puyi as a trusted wealth management service provider.”

“We are very honored to have Mr. Peh Chin Hua join us as the Chairman of Puyi. Mr. Peh’s joining marks a new phase for the Company,” Mr. Yinan Hu said, “With his decades of rich entrepreneurship and investment experience and strategic vision, we are confident that under his leadership, he will bring Highest Performances to Puyi.”

“I am also deeply honored to serve as Vice Chairman and Chief Executive Officer. The long-term strategic visions of Puyi and FANHUA are highly aligned. I will spare no effort in driving the integration of both companies to realize our shared dream of building an internationally leading intelligent financial services platform. At the same time, I am very thankful to Mr. Ren for his immense contributions to Puyi’s development over the past few years, and I look forward to continuing to work with him in making Puyi a global leader in its new business partnership.”

About Puyi

Established in 2010 and listed on Nasdaq in 2019, Puyi is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Puyi, holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including insurance brokerage services, trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, and future events, acquisitions or performance, and underlying assumptions and other statements that are other than statements of historical facts. When Puyi uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from Puyi’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: Puyi’s goals and strategies; Puyi’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets Puyi serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by Puyi with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in Puyi’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. Puyi undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Puyi Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com